APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Corfu
Income Statement - unaudited
For the periods ended 12/31/2018

	Prior Period
	1/1/2018 - 12/31/2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**-**

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Corfu
Income Statement - unaudited
For the periods ended 12/31/2018

	Prior Period
	1/1/2018 - 12/31/2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**-**

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Corfu
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 234,381.24
Other Revenue	-
TOTAL REVENUES	**234,381.24**
COST OF GOODS SOLD	
Cost of Sales	72,000.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	72,000.00
GROSS PROFIT (LOSS)	162,381.24
OPERATING EXPENSES	
Advertising and Promotion	4,500.00
Bank Service Charges	120.00
Business Licenses and Permits	2,400.00
Computer and Internet	1,400.00
Depreciation	-
Dues and Subscriptions	1,800.00
Insurance	1,064.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	800.00
Payroll Processing	1,200.00
Professional Services - Legal, Accounting	2,000.00
Occupancy	-
Rental Payments	4,400.00
Salaries	56,000.00
Payroll Taxes and Benefits	8,000.00
Travel	1,600.00
Utilities	1,200.00
Website Development	-
TOTAL OPERATING EXPENSES	86,484.00

OPERATING PROFIT (LOSS)		75,897.24
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		-
Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	$	**75,897.24**

Corfu Pizza
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 14,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	14,500.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	30,000.00
Computer Equipment	5,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	35,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	2,200.00
Other Assets	-
Total Other Assets	2,200.00
TOTAL ASSETS	$ 51,700.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	7,000.00
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		7,000.00
Long-Term Liabilities:		
Loan		70,000.00
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		30,000.00
Capital Stock/Partner's Equity		44,700.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		44,700.00
TOTAL LIABILITIES & EQUITY	$	**51,700.00**
Balance Sheet Check		-

I, Jesse Le'Suer, certify that:

1. The financial statements of Enerprise Management, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Enerprise Management, LLC included in this Form reflects accurately the information reported on the tax return for Enerprise Management, LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature   DocuSigned by:

D22E6056EE4949B...

Name: Jesse Le'Suer

Title: Member